SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Impinj, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

453204109

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 453204109

1.	Names of Reporting Persons. Christopher Diorio, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	Sec Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 427,137 shares.[1]
	6.	Shared Voting Power 699,999 shares.[2]
	7.	Sole Dispositive Power 427,137 shares.[1]
	8.	Shared Dispositive Power 699,999 shares.[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,127,136 shares.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 5.03%
12.	Type of Reporting Person IN

[1]	Includes options to purchase 179,790 shares that are exercisable within 60 days of December 31, 2019.
[2]

All shares are held of record by DFT L.L.C., a Washington limited liability company. Chris Diorio and Nancy Wright, the co-managers of DFT L.L.C., may be deemed to have shared voting and dispositive power.

Item 1(a) Name of Issuer:

Impinj, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

400 Fairview Ave. N., Suite 1200

Seattle, WA 98109

Item 2 (a) Name of Person Filing:

Christopher Diorio, Ph.D.

Item 2 (b) Address of Principal Business Office or, if none, Residence:

Principal business office:

400 Fairview Ave. N., Suite 1200

Seattle, WA 98109

Item 2 (c) Citizenship:

United States of America

Item 2 (d) Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2 (e) CUSIP Number:

453204109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,127,136 shares.

(b) Percent of class:

5.03% based on 22,217,093 shares outstanding.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

427,137 shares.1

(ii) Shared power to vote or to direct the vote:

699,999 shares.2

(iii) Sole power to dispose or to direct the disposition of:

427,137 shares.1

(iv) Shared power to dispose or to direct the disposition of:

699,999 shares.2

[1]	Includes options to purchase 179,790 shares that are exercisable within 60 days of December 31, 2019.
[2]

All shares are held of record by DFT L.L.C., a Washington limited liability company. Christopher Diorio and Nancy Wright, the co-managers of DFT L.L.C., may be deemed to have shared voting and dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHRISTOPHER DIORIO, PH.D.

By:	/s/ Christopher Diorio, Ph.D.
Christopher Diorio, Ph.D.

Date:	February 11, 2020